SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-25165

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of Greene County Employees’ Savings and Profit Sharing Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greene County Bancorp, Inc.
425 Main Street
Catskill, New York 12414-1317

THE BANK OF GREENE COUNTY EMPLOYEES'
SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

* Note:  All other schedules are omitted as they are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

[LETTERHEAD OF PARENTEBEARD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of The Bank of Greene County Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

ParenteBeard LLC
Syracuse, New
June 29, 2010

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments, at fair value	$3,832,977	$3,098,766

Other receivable	1,521	29

Cash	70	—

TOTAL ASSETS	$3,834,568	$3,098,795

LIABILITIES
Accrued expenses	$17,366	$9,484

TOTAL LIABILITIES	$17,366	$9,484

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	$3,817,202	$3,089,311

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,343)	2,579

NET ASSETS AVAILABLE FOR BENEFITS	$3,811,859	$3,091,890

The accompanying notes are an integral part of these financial statements.

THE BANK OF GREENE COUNTY
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS TO NET ASSETS
Investment income (loss):
Interest and dividend income	$30,857	$32,912
Interest income, participant loans	10,651	12,740
Net appreciation (depreciation) in fair value of investments	641,050	(941,236)
Net investment income (loss)	682,558	(895,584)

Contributions:
Participant	342,890	314,655
Employer	193,465	175,482
Rollover	—	622

Total contributions	536,355	490,759

TOTAL ADDITIONS (SUBTRACTIONS)	1,218,913	(404,825)

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	470,187	657,099
Other distributions	—	4,701
Administrative expenses	28,757	32,187

TOTAL DEDUCTIONS	498,944	693,987

Net increase (decrease) in net assets	719,969	(1,098,812)

Net assets available for benefits, beginning	3,091,890	4,190,702

NET ASSETS AVAILABLE FOR BENEFITS, ENDING	$3,811,859	$3,091,890

The accompanying notes are an integral part of these financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of The Bank of Greene County (the Company or the Sponsor).  Employees who complete three months of service and perform a minimum of 250 hours of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Participants who are age 50 or older may elect to defer additional amounts called “catch-up” contributions.  Rollover and transfer contributions from another qualified retirement plan or special individual retirement plan are permitted.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Matching contributions made by the Sponsor to the Plan are calculated as 100% of the first 3% of the participant’s pretax contribution plus 50% of pretax contributions up to the next 3% of compensation, as defined in the Plan.  Contributions are subject to certain limitations.

Participant Accounts and Investment Options
Participants direct the investment of their contributions into various options offered by the Plan.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers nineteen common/collective trusts, a money market fund, self-directed brokerage accounts, and the Sponsor’s stock as investment options for participants.  Participants may change their investment options to prospectively increase or decrease the amount of their elective deferrals at such times established by the Plan administrator in a uniform and nondiscriminatory manner.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on continuous service.  A participant is 100% vested after two years of credited service.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.  Upon termination of service, disability, death or retirement, participants will receive an amount equal to the value of their accounts in a single lump-sum payment, or in partial payments or systematic installment payments.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

Administrative Expenses
The Plan pays the administrative costs associated with any professional services provided to the Plan and the cost of communications to the participants.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from 1-5 years; longer terms are available if used for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at prime rate plus 1%.  Processing fees for new loans and annual maintenance fees on outstanding loans are charged to the participants account. Interest rates range from 4.25% to 9.25% for the year ended 2009 and 5.00% to 9.25% for the year ended 2008.  Principal and interest is paid ratably through biweekly payroll deductions.

Forfeitures
Forfeitures by non-vested participants are generally used to reduce future Company contributions.  Forfeited balances at December 31, 2009 and 2008 were not material to the financial statements.  There were no forfeitures used in 2009 or 2008.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in an investment contract through a common/collective trust fund that is a stable value fund.  Contract value for the common/collective trust fund is based on the net asset value of the fund as reported by the audited financial statements of the fund.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes is Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) was issued to become the source of authoritative U.S. generally accepted accounting principles (GAAP) to be applied by nongovernmental entities and supersede all then-existing non-SEC accounting and reporting standards.  This authoritative guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent).  The new guidance permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Topic Financial Services – Investment Companies.  The new guidance also requires certain disclosure about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments.  The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009.  The adoption did not have a material impact on the Plan.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note E for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

Investment Fees
Net investment returns reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all amounts credited to the accounts of the participants shall vest and become non-forfeitable and the employer shall direct the trustee to make or commence distribution to, or on behalf of, each participant the value of his or her account balance in the Plan.

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Plan investments were managed by the trustee of the Plan Reliance Trust Company for 2009 plan year and Bank of York Mellon/BNY Mellon N.A. for 2008 plan year.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  Participant loans totaling $175,872 and $143,735 at December 31, 2009 and 2008, respectively also qualify as party-in-interest transactions and are secured by balances in the respective participant accounts.

In 2009, the Plan provided participants the election of an investment in Greene County Bancorp Inc.’s common stock thorough a unitized company stock fund.   As of December 31, 2009, the Plan held 17,241 units of Greene County Bancorp Inc.’s common stock fund at a per-unit price of $41.39.   Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.

The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of the Greene County Bancorp Inc.’s common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2009, Greene County Bancorp Inc.’s common stock fund had a market value of $674,105 invested in the unitized company stock fund and $39,461 held in a money market fund, Federated Government Obligation Fund.  A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.  As of December 31, 2009, the Plan held 43,480 shares of Greene County Bancorp, Inc. common stock in the unitized common stock fund with a market value of $674,105 at a price per share of $15.38.

As of December 31, 2008, the Plan held 52,380 shares of Greene County Bancorp, Inc. common stock with a market value of $550,514 at a price per share of $10.51.  The stock was not in a unitized stock fund during 2008.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

NOTE E – FAIR VALUE MEASUREMENTS

The Plan adopted a new accounting standard related to fair value measurements as of January 1, 2008.  This standard defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, and enhances disclosures about fair value measurements.  The adoption of this new standard had no material impact on the Plan’s financial statements but expanded disclosure about fair value measurement.  Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement framework includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The levels of the fair value hierarchy are as follows:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodology used for investments measured at fair value.  There have been no significant changes in the methodologies used during the year ended December 31, 2009.  Similar valuation methodologies were used to value the Plan’s investments as of December 31, 2008.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

Level 1 Fair Value Measurements

The fair value of employer stock and self-directed brokerage accounts is valued based on quoted market prices.  Money market funds are valued based on quoted net asset values of the shares held by the Plan at year end.

Level 2 Fair Value Measurements

Common collective trust funds are comprised of units in such collective trust funds that are not publicly traded.  The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data.  Common collective trust funds are valued at their net asset value (NAV) on the last day of the calendar year of the period.  These investments are classified within the Level 2 of the fair value hierarchy.

Level 3 Fair Value Measurements

Participant loans are valued at amortized cost, which approximates fair value based on unobservable inputs, as observable inputs are not available, using valuation methodologies to determine fair value to include discounted cash flows and other similar techniques.  These investments are classified within Level 3 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	Fair Value Measurement Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009:
Common stock fund – Employer stock	$674,105	$674,105	$—	$—
Participant loans	175,872	—	—	175,872
Common stock fund – Money market	39,461	39,461	—	—
Self-directed brokerage accounts	102,963	102,963	—	—
Common collective trust funds	2,840,576	—	2,840,576	—
	$3,832,977	$816,529	$2,835,233	$175,872

	Fair Value Measurement Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2008:
Common stock fund – Employer stock	$550,514	$550,514	$—	$—
Participant loans	143,735	—	—	143,735
Common stock fund – Money market	34,402	34,402	—	—
Self-directed brokerage accounts	70,020	70,020	—	—
Common collective trust funds	2,300,095	—	2,300,095	—
	$3,098,766	$654,936	$2,300,095	$143,735

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 investments:

	2009	2008

Balance, beginning of year	$143,735	$156,406
Purchases, sales, issuances and settlements (net)	32,137	(12,671)
Balance, end of year	$175,872	$143,735

NOTE F – INVESTMENTS

At December 31, the following investments represented 5% percent or more of the Plan’s net assets:

	2009	2008
SSgA Pentegra Stable Value Fund	$329,273	$291,217
SSgA S&P Growth Index SL Fund Series – Class A	224,431	142,939	*
SSgA Short Term Investment Fund	285,433	—
SSgA Daily EAFE Index SL Series Fund	288,038	166,671
SSgA S&P 500 Flagship SL Series Fund – Class A	367,689	303,490
SSgA S&P Midcap Index SL Series Fund – Class A	580,412	459,288
SSgA Government Money MTU	—	324,461
Greene County Bancorp, Inc. - Common Stock Fund	674,105	550,514

* Not 5% or more in applicable year.  Presented only for comparative purposes.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Common Stock Fund - Employer stock	$12,110	$(14,269)
Self-directed brokerage accounts	32,943	(33,592)
Common collective trust funds	595,997	(893,375)
Net Appreciation (Depreciation) in Fair Value	$641,050	$(941,236)

Any interest and dividend income from the underlying assets of the common collective trust funds are included in net appreciation in fair value of investments.

The Bank of Greene County Employees’ Savings & Profit Sharing Plan & Trust

Notes to Financial Statements

At and for the Years ended December 31, 2009 and 2008

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008

Common collective trust funds per financial statements	$2,840,576	$2,300,095

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,343)	2,579

Common collective trust funds per Form 5500	$2,835,233	$2,302,674

NOTE H – TAX STATUS

The Plan is exempt from federal income taxes under the Internal Revenue Code.  The Internal Revenue Service has determined and informed the Company by a letter dated January 7, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Attachment to Form 5500, Schedule H, Part IV, LINE 4i –

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	SSgA Pentegra Stable Value Fund	Common collective trust fund	***	$329,273
	SSgA Moderate Strategic Balanced SL Fund	Common collective trust fund	**	130,741
	SSgA Conservative Strategic Balanced SL	Common collective trust fund	**	31,654
	SSgA Aggressive Strategic Balanced SL	Common collective trust fund	**	115,009
	SSgA Passive Bond Market Index SL	Common collective trust fund	**	20,627
	SSgA Long US Treasury Index SL Series	Common collective trust fund	**	117,062
	SSgA Daily EAFE Index SL Series Fund	Common collective trust fund	**	288,038
	SSgA Russell 2000 Index SL Series Fund	Common collective trust fund	**	96,502
	SSgA S&P 500 Flagship SL Series Fund – Class A	Common collective trust fund	**	367,689
	SSgA S&P Growth Index SL Fund Series – Class A	Common collective trust fund	**	224,431
	SSgA S&P Value Index SL Fund Series – Class A	Common collective trust fund	**	146,221
	SSgA S&P Midcap Index SL Series Fund – Class A	Common collective trust fund	**	580,412
	SSgA NASDAQ 100 Index Non-Lending Fund	Common collective trust fund	**	67,094
	SSgA Target Retirement 2015 SL	Common collective trust fund	**	15,163
	SSgA Target Retirement 2025 SL	Common collective trust fund	**	10,692
	SSgA Target Retirement 2035 SL	Common collective trust fund	**	3,072
	SSgA Target Retirement 2045 SL	Common collective trust fund	**	11,225
	SSgA REIT Index Non-Lending Series	Common collective trust fund	**	238
	SSgA Short Term Investment Fund	Common collective trust fund	**	285,433
	Federated Government Obligation Fund	Common stock fund – money market	**	39,461
*	Greene County Bancorp, Inc. Common stock fund	Common stock fund – Employer stock	**	674,105
*	Participant Loans	4.25%-9.25%	**	175,872
	Self-directed brokerage accounts		**	102,963
	Total Investments			$3,832,977

*Party-In-Interest
**Historical cost has not been presented since this investment is participant-directed.
***This represents the fair value for this investment; the contract value is $323,930.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF GREENE COUNTY EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
Date: June 29, 2010	By: /s/ Donald Gibson
Name: Donald Gibson
Title: President and Chief Executive Officer,
The Bank of Greene County